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                                                            OMB APPROVAL
                                                      -------------------------
                                                      OMB Number:  3235-0145
                                                      Exp: December 31, 1997
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                                                      hours per response...14.90
                                                      --------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*



          Video City, Inc. (formerly Prism Entertainment Corporation)
    -----------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92653W 10 6
                                --------------
                                (CUSIP Number)


    James Craig Kelly, 6851 McDivitt Drive, Suite A, Bakersfield, CA  93313
    -----------------------------------------------------------------------
                                (805) 397-7955
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 8, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 92653W 10 6                                  PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Craig Kelly

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(E)                                                  [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            761,600

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             761,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      761,600

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                               Page 2 of 5 Pages

Item 1.  Security and Issuer.
----------------------------

         This report relates to the Common Stock of Video City, Inc., a Delaware corporation (the "Issuer"), formerly known as Prism Entertainment Corporation, whose principal executive offices are located at 6851 McDivitt Drive, Suite A, Bakersfield, CA 93313.

Item 2.  Identity and Background.
--------------------------------

         (a)  The person filing this statement is James Craig Kelly.

         (b) The principal business address of Mr. Kelly is 6851 McDivitt Drive, Suite A, Bakersfield, CA 93313.

         (c) Mr. Kelly's principal occupation is as Senior Vice President, Chief Operating Officer and a Director of the Issuer.

         (d) Mr. Kelly has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kelly was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f)  Mr. Kelly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

         Mr. Kelly was previously the Chief Operating Officer of Lee Video City, Inc. ("VCI"), a privately held California corporation, and held a stock option to purchase shares of VCI. On January 8, 1997, VCI merged with and into the Issuer and, pursuant to the Merger, Mr. Kelly's option was exchanged for a new stock option, to purchase 761,600 shares of Common Stock of the Issuer at an exercise price of $.51447 per share. The option is exercisable in full and will expire on January 7, 2002. Mr. Kelly has paid nothing for his present option or for the previous option to purchase VCI stock. If and when he exercises his present option, he expects to use personal funds for such purpose.

Item 4.  Purpose of Transaction.
-------------------------------

         Mr. Kelly has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

                                                               Page 3 of 5 Pages

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

         (a) As the holder of a presently exercisable stock option, Mr. Kelly is the beneficial owner of 761,600 shares of Common Stock of the Issuer, constituting 7.1% of such class.

         (b) Mr. Kelly's option is not transferrable, and he has no right to vote or dispose of the underlying Common Stock until he exercises the option. Upon such exercise, Mr. Kelly will have sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares.

         (c) During the 60 days preceding the filing of this report, Mr. Kelly acquired the stock option described herein, giving him beneficial ownership of the shares reported herein.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with
         ------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

         None.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

         None.



                                                               Page 4 of 5 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 16, 1997

                                        /s/ James Craig Kelly
                                        ---------------------
                                        James Craig Kelly




                                                               Page 5 of 5 Pages